UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

JAVA DETOUR, INC.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

47188V205
(CUSIP Number)

Michael Binninger
c/o Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95618
(530) 756-8020
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Copy to)
Joanne Du Johnson, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

November 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04519U109

1	NAMES OF REPORTING PERSONS: Michael Binninger

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	[United States]

	7	SOLE VOTING POWER:

NUMBER OF		3,474,465

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,474,465

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,474,465

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)     Based on 28,327,787 shares of Common Stock outstanding as of April 15, 2007.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Java Detour, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 2121 Second Street, Building C, Suite 105, Davis, California 95618.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Michael Binninger, a shareholder of the Issuer. The person named in this paragraph is sometimes referred to individually herein as the “Reporting Person.”

(b) The Reporting Person is an executive officer of Java Detour, Inc., with its principal office located at 2121 Second Street, Building C, Suite 105, Davis California 95618.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2006, the Issuer (formerly Media USA.com, Inc.) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly-owned subsidiary Java Acquisition Co., Inc. (“Merger Sub”) and JDCO, Inc., a California corporation (“JDCO”). Pursuant to the Merger Agreement, the Issuer acquired JDCO in a reverse merger transaction wherein Merger Sub merged with and into JDCO, with JDCO being the surviving corporation and the Issuer issuing 16,000,000 shares of its common stock to the shareholders of JDCO in exchange for 100% of the issued and outstanding equity interests of JDCO (the “Merger”). The Reporting Person received 3,474,465 shares as a result of the Merger, which closed on November 30, 2006.

The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.1 to the Issuer's Form 10SB filed with the Securities and Exchange Commission on December 8, 2006.

Item 4. Purpose of Transaction

As described in Item 3 above, the purpose of the transactions resulting in the Reporting Person holding outstanding shares of the Issuer was to provide consideration for the Merger Agreement and to complete the Merger. See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Merger, Michael Binninger became the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Michael Binninger has held an executive position with JDCO and prior to the Merger.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a)  The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference. To the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1.
Merger Agreement, dated as of November 30, 2006, by and among the Issuer, Java Acquisition Sub. Co. and JDCO, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer’s Form 10SB filed with the Securities and Exchange Commission on December 8, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2007

/s/ Michael Binninger
Michael Binninger

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)